May 3, 2021

United States Securities

and Exchange Commission

Washington, D.C. 20549

Re: Healthy Extracts Inc.

Offering Statement on Form 1-A

Filed March 11, 2021

File No. 024-11481

In response to the comment letter issued by the Commission on April 7, 2021, the issuer has the following responses.

Form 1-A Cover Page

1.                     Please disclose that your common stock is traded on the OTCQB and disclose the trading symbol.

This change has been made.

Summary Overview, page 1

2.                  Please disclose that the acquisition of Ultimate Brain Nutrients, LLC (“UBN”) was an affiliated transaction and explain why. In this regard, we note that six out of the seven members of UBN, including Jay Decker, were also members of BergaMet. In addition, disclose the UBN acquisition under “Certain Relationships and Related Transactions, and Director Independence.”

This change has been made.

Corporate Information, page 3

3.                     Please disclose that you have a reporting obligation with the SEC under the Exchange Act and, if true, that you intend to meet your Regulation A reporting obligations through the filing of your reports under the Exchange Act.

This change has been made.

Risk Factors, page 4

4.                     Please provide risk factors that discuss the material risks related to your specific business operations and products, including regulatory risks.

This change has been made.

Plan of Distribution, page 15

5.                     Please file the subscription agreement as an exhibit.

This change has been made.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

6.                     Please remove your disclosure that your forward-looking statements are within the meaning of the Section 27A of the Securities Act and Section 21E of the Exchange Act as these provisions do not apply to forward-looking statements made by issuers of penny stocks.

This change has been made.

7.                     Please disclose that BergaMet generated all of your revenues in 2020.

This change has been made.

Results of Operations for the Years Ended December 31, 2020 and 2019 Cost of Revenue, page 21

8.                     Explain and disclose in greater detail why your cost of revenue significantly exceeds revenue for the year ended December 31, 2020. In this regard, your statement that cost of revenue exceeded revenue because you built up your inventory of bergamot product is unclear. That is, as noted in your disclosure on page F-8, cost of goods sold is recognized when control of the promised goods is transferred to your clients. Please advise.

Originally, we combined our COGS with our written off inventory as a total of cost of revenue on our 2020 consolidated statement of operations. Out of the $1.4M in costs of revenue, only $29k was actually COGS while $1.38M was product that was written off inventory, due to expiration dates, during 2020. On the updated financial statements, we have broken out those line items to explain the higher cost of revenue than gross revenue.

Business, page 25

9.                     Note 11 to the financial statements indicates that UPN did not generate any revenues for the company in 2020. Please clarify that UPN has no employees and that its products consist of a portfolio of six patents, two of which are issued and four of which are pending. Disclose that UPN has not generated any revenues and that you intend to generate revenues through licensing the patents. Discuss how UPN will “develop[ ] unique, plant-based superior health technology neuro-products that improve brain health” outside of its current patent portfolio.

We are currently in the process of research and developing UBN's product called Fuel for Thought (F4T). BergaMet has been covering the costs of the product creation and developing with our product manufactures, due to UBN lack of creating any revenue as of yet. As we create and test new flavors of F4T, once we have product production in place, we will transfer the product over to UBN's balance sheet for sales. During which, we will be able to support the additional R&D of the additional patents which we plan on continuing to licensing and patents creation for future products. We have been accounting some of these costs as inter company loans between the two divisions.

10.                 You disclose on page 26 that BergaMet, LLC holds the rights to distribute BergaMet products in the United States and Mexico. Please disclose who holds the intellectual or other rights to the BergaMet products. File the distribution agreement as an exhibit.

The disclosure has been updated as requested, and the agreement is included as an exhibit.

Directors, Executive Officers and Corporate Governance, page 31

11.                 The employment agreement for Mr. Kevin “Duke” Pitts indicates that he will devote 25 hours per week to the company. If Mr. Pitts works less than full time for the company, please disclose how much time he devotes to the company.

Appropriate changes have been made to the disclosure, and a replacement agreement has been included as an exhibit.

Certain Relationships and Related Transactions, and Director Independence, page 36

12.                 Please discuss all related transactions with Jay Decker, as appropriate, including his purchases and conversions of securities.

This change has been made.

Consolidated Statement of Operations, page F-3

13.                 Please revise your statement of operations to show Impairment of Assets as an Operating expense.

Noted and adjusted on our updated financial statements.

Consolidated Statement of Cash Flows, page F-4

14.                 Please explain how you determined to present a cash inflow of $1,757,310 related to the purchase of BergaMet in 2019 and a cash outflow of $417,839 related to the purchase of UBN in 2020. In this regard, we note your disclosures in Note 9 on page F-15 that you acquired each of these entities through a share exchange agreement and that you acquired cash of $437,826 related to the BergaMet acquisition and negative cash related to the UBN acquisition. Your amounts should be cash paid in acquisitions, net of cash received. Please advise or revise accordingly. Refer to ASC 230-10-50-4 and 50-5.

We have made the needed adjustments on our updated financial statements to show the real costs on the cash flow statements. The cash flow statement is showing the correct cash used for the two purchases.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-6

15.                 Please provide footnote disclosures pursuant to ASC 350-30-50 related to your Patents/Trademarks.

Footnotes for disclosures are added in our updated financial statements notes.

Inventory, page F-7

16.                 Please tell us and disclose where your inventory write-off for 2019 and 2020 is presented in your statement of operations.

We have noted and adjusted on our updated financial statements showing our inventory write-offs for 2019 and 2020.

Revenue Recognition, page F-8

17.                 We note your disclosure on page 26 that BergaMet sells its bergamot products in capsule form on its website and on distribution sites such as Amazon. Expand your revenue recognition policy to explain how you recognize revenue under each of these channels, including who you have identified as your customer under ASC 606-10 when you sell through distribution sites.

99% of all our sales are processed through our online channels and we handle all our online sales with the same processes. In the online channels bank offices we download those sales several times throughout the day. We start our invoicing processing in our warehouse and once those bottles that are sold and packaged are ready for delivery, we will book those sales as revenue. Likewise with Amazon sales, our products are held on consignment and once they pick our items they create an invoice in their back office which we download and account for in our invoicing process. Once the invoice is created by Amazon, those items get picked and packaged for shipment, then we get a record of those items being sent by the requested shipping method. Once all items sold and leave their possession by shipping, then we recognize those orders as revenue. All of our customers are noted as the end users, we don't recognize any distribution partners as customers.

Note 3 - Going Concern, page F-11

18.                 Please revise to include a statement that there is substantial doubt about your ability to continue as a going concern. Refer to ASC 205-40-50-13.

Due to the Company's ability to continue as a going concern, I have updated our footnote paragraph Note 3 to address the needed statements to satisfy ASC 205-40-50-13.

Note 11 - Business Segment Information, page F-17

19.                 It appears that you have not assigned your goodwill balance to a reportable segment, but rather present it as Corporate. Please advise. Please note goodwill should be assigned to a reportable segment. Refer to ASC 350-20-50.

All goodwill has been adjusted and assigned to the BergaMet reportable segment. All the goodwill for the UBN purchase was written off in 2020 due to impairment.

Note 12 - Subsequent Events, page F-18

20.                 Please revise your disclosure to state the date through which subsequent events have been evaluated and the nature of this date. Refer to ASC 855-10-50-1. Please ensure all material subsequent events are disclosed. For example, we note the Securities Purchase Agreements and issued warrants in the Form 8-K dated February 12, 2021.

We have updated the date in which we evaluated our statements in our footnotes. That date was February 19, 2021, when the statements were approved for publishing.

Exhibits

21.                 We note that you did not file an auditor consent with this Form 1-A. Please note that a consent of the independent accountants needs to be included. Refer to paragraph 11(a)(i) of Item 17 in Part III of the General Instructions of Form 1-A. We will defer our review unless the next amendment contains an auditor consent.

This change has been made.

General

22.                 In Part I, Item 6 of Form 1-A, you indicate there were no unregistered securities issued or sold within one year. Your periodic and current reports indicate otherwise. Please provide the disclosure required by this item.

This change has been made.

Thank you for your time and attention to this matter.

Sincerely,

       /s/ Brian A. Lebrecht

Clyde Snow & Sessions, PC